SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Directorate Changes	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of Telefónica, S.A. at its meeting held today, has accepted the resignation of the Proprietary Director and Vice-Chairman, Mr. Vitalino Nafría Aznar, (who was a member of the Audit and Control Committee, as well as of other Board Committees). The Board of Directors has unanimously thanked Mr. Vitalino Nafría for his effort, dedication and work as a member of this Board during 6 years.

Likewise, the Board of Directors has agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the interim appointment of Mr. Ignacio Moreno Martínez as new member of the Board of Directors, as Proprietary Director, as well as the appointment of Mr. José María Abril Pérez as Vice-Chairman of the Board.

Madrid, December 14th, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 14, 2011	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors